September 28, 2015

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust

Columbia European Equity ETF

Columbia Limited Duration Credit ETF

Columbia Short Term Bond ETF

Columbia Small/Mid Cap Value ETF

Columbia U.S. Government Mortgage ETF

Request for Withdrawal

File No. 333-148082 / 811-22154

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Columbia ETF Trust (the Registrant) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of Amendments (please see Appendix A for the complete list) to the Registrant’s Registration Statement filed on Form N-1A filed solely for the purpose of adding the following new series; Columbia European Equity ETF, Columbia Limited Duration Credit ETF, Columbia Short Term Bond ETF, Columbia Small/Mid Cap Value ETF and Columbia U.S. Government Mortgage ETF, to the Registrant.

We have since determined not to move forward with the offering of these five series, and represent that no securities were sold in connection with the proposed offering outlined in the Amendments.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro Assistant Secretary Columbia ETF Trust

Appendix A

Amendments for

Columbia European Equity ETF (series ID: S000038823)

Columbia Limited Duration Credit ETF (series ID: S000038824)

Columbia Short Term Bond ETF (series ID: S000038825)

Columbia Small/Mid Cap Value ETF (series ID: S000038826)

Columbia U.S. Government Mortgage ETF (series ID: S000038827)

Series of Columbia ETF Trust

Filing Type	Amendment Number under the Securities Act of 1933	Amendment Number under the Investment Company Act of 1940	Filing Date	Accession Number
485APOS	Post-Effective Amendment NO. 45	Amendment NO. 48	2012-08-16	0001193125-12-358821
485APOS	Post-Effective Amendment NO. 48	Amendment NO. 51	2012-11-09	0001193125-12-463095
485BXT	Post-Effective Amendment NO. 51	Amendment NO. 54	2013-01-08	0001193125-13-006671
485BXT	Post-Effective Amendment NO. 54	Amendment NO. 57	2013-02-07	0001193125-13-043381
485BXT	Post-Effective Amendment NO. 58	Amendment NO. 61	2013-03-08	0001193125-13-098017
485BXT	Post-Effective Amendment NO. 62	Amendment NO. 65	2013-04-05	0001193125-13-143526
485BXT	Post-Effective Amendment NO. 64	Amendment NO. 67	2013-05-03	0001193125-13-198079
485BXT	Post-Effective Amendment NO. 66	Amendment NO. 69	2013-05-31	0001193125-13-242735
485BXT	Post-Effective Amendment NO. 68	Amendment NO. 71	2013-06-28	0001193125-13-276379
485BXT	Post-Effective Amendment NO. 70	Amendment NO. 73	2013-07-26	0001193125-13-303840
485BXT	Post-Effective Amendment NO. 72	Amendment NO. 75	2013-08-23	0001193125-13-344711
485BXT	Post-Effective Amendment NO. 74	Amendment NO. 77	2013-09-20	0001193125-13-372938
485BXT	Post-Effective Amendment NO. 76	Amendment NO. 79	2013-10-18	0001193125-13-403393
485BXT	Post-Effective Amendment NO. 78	Amendment NO. 81	2013-11-15	0001193125-13-443403
485BXT	Post-Effective Amendment NO. 80	Amendment NO. 83	2013-12-13	0001193125-13-472763
485BXT	Post-Effective Amendment NO. 82	Amendment NO. 85	2014-01-10	0001193125-14-007650
485BXT	Post-Effective Amendment NO. 84	Amendment NO. 87	2014-02-07	0001193125-14-040413
485BXT	Post-Effective Amendment NO. 87	Amendment NO. 90	2014-03-07	0001193125-14-088201
485BXT	Post-Effective Amendment NO. 90	Amendment NO. 93	2014-04-04	0001193125-14-131147
485BXT	Post-Effective Amendment NO. 92	Amendment NO. 95	2014-05-02	0001193125-14-179096
485BXT	Post-Effective Amendment NO. 94	Amendment NO. 97	2014-05-30	0001193125-14-218741
485BXT	Post-Effective Amendment NO. 96	Amendment NO. 99	2014-06-27	0001193125-14-252450
485BXT	Post-Effective Amendment NO. 98	Amendment NO. 101	2014-07-25	0001193125-14-279842
485BXT	Post-Effective Amendment NO. 100	Amendment NO. 103	2014-08-22	0001193125-14-318217
485BXT	Post-Effective Amendment NO. 102	Amendment NO. 105	2014-09-19	0001193125-14-346431
485BXT	Post-Effective Amendment NO. 104	Amendment NO. 107	2014-10-17	0001193125-14-374525
485BXT	Post-Effective Amendment NO. 106	Amendment NO. 109	2014-11-14	0001193125-14-412329
485BXT	Post-Effective Amendment NO. 108	Amendment NO. 111	2014-12-12	0001193125-14-440850
485BXT	Post-Effective Amendment NO. 111	Amendment NO. 114	2015-01-09	0001193125-15-005950
485BXT	Post-Effective Amendment NO. 113	Amendment NO. 116	2015-02-06	0001193125-15-036563
485BXT	Post-Effective Amendment NO. 116	Amendment NO. 119	2015-03-06	0001193125-15-080339
485BXT	Post-Effective Amendment NO. 119	Amendment NO. 122	2015-04-02	0001193125-15-117250
485BXT	Post-Effective Amendment NO. 121	Amendment NO. 124	2015-04-30	0001193125-15-161086
485BXT	Post-Effective Amendment NO. 123	Amendment NO. 126	2015-05-29	0001193125-15-206145
485BXT	Post-Effective Amendment NO. 125	Amendment NO. 128	2015-06-26	0001193125-15-236647
485BXT	Post-Effective Amendment NO. 127	Amendment NO. 130	2015-07-24	0001193125-15-262390
485BXT	Post-Effective Amendment NO. 129	Amendment NO. 132	2015-08-21	0001193125-15-298369
485BXT	Post-Effective Amendment NO. 131	Amendment NO. 134	2015-09-18	0001193125-15-323099